Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 — 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450

ITEM 2.                                                DATE OF MATERIAL CHANGE

May 1, 2018

ITEM 3.                                                NEWS RELEASE

A news release was disseminated on May 1, 2018 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

Platinum Group reported that Liberty Metals & Mining Holdings, LLC and the Company have agreed to amended credit terms for an existing secured loan facility.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

Platinum Group reported that Liberty Metals & Mining Holdings, LLC (“LMM”) and the Company have agreed to amended credit terms for an existing secured loan facility (the “LMM Facility”), which include:

i.                the Company must raise a minimum of US$20 million in subordinated debt and/or equity (the “First Required Financing”) before May 15, 2018 (previously required before May 10, 2018); and

ii.             provided that the Company applies the first US$20 million of net proceeds from the First Required Financing to reduce indebtedness under the LMM Facility before May 15, 2018, and is not otherwise in default under the LMM Facility:

a.              a previous second required financing to raise a further US$20 million in subordinated debt and/or equity before July 31, 2018 will be eliminated;

b.              the LMM Facility maturity date will be extended to June 30, 2019 (previously September 30, 2018); and

c.               interest will continue to accrue until the maturity date (previously interest became payable quarterly after June 30, 2018).

The Company may elect to make further repayment toward the LMM Facility if the First Required Financing exceeds the minimum requirement.  LMM will continue to be entitled to 50% of the proceeds from future equity offerings of the Company greater than US$500,000.  LMM will also be entitled to 50% of the proceeds upon exercise of any warrants or other convertible securities issued by the Company.

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation; statements regarding the First Required Financing; repayment of indebtedness; potential amendments to the LMM Facility; and the Waterberg Project’s potential to be a bulk mineable, low-cost dominantly palladium mine. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the inability to receive, the remaining proceeds of the Maseve Sale Transaction or to realize on the proceeds thereof; additional financing requirements and the uncertainty of future financing; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; the Company’s ability to regain compliance with NYSE American continued listing requirements; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. or former shareholders of Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;  and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

ITEM 6.                                                OMITTED INFORMATION

N/A

ITEM 7.                                                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
Phone: (604) 899-5450

ITEM 8.                                                DATE OF REPORT

May 1, 2018